

Mail Stop 3030

October 16, 2015

Via E-mail
Thomas M. Rohrs
Chairman and Chief Executive Officer
Ichor Holdings, Ltd.
3185 Laurelview Ct.
Fremont, CA 94538

> **Re:** **Ichor Holdings, Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 21, 2015**
> **CIK No. 0001652535**

Dear Mr. Rohrs:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Long History and Strong Relationships, page 5

1.   If you wish to name customers here, please clarify whether they have each been similar level customers for 10 years and if they are comparable to each other in terms of their level of business with you.

Capital Efficient and Scalable Business Model, page 5

2.   If you believe it is appropriate to highlight the fact that your capital approach allows you "to minimize the impact of cyclical downturns," please provide equally prominent

disclosure that highlights the negative impact this strategy has during times of increased demand, such as that found on page 50.

JOBS Act, page 7

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary Consolidated Financial Data, page 11

4.   We see in the reconciliation of net income to adjusted net income an adjustment for certain items labeled as other non-recurring expenses. Please tell us how the referenced adjustment considers the guidance from Item 10(e)(1)(ii) of Regulation S-K. The cited guidance generally prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Refer also to Compliance and Disclosure Interpretation 102.03.

Certain of our customers, page 21

5.   Please clarify whether you do or do not have contracts with your major customers. If you do not, explain what you mean by "breach of contract."

Enforcement of Civil Liabilities, page 39

6.   Please disclose whether an investor would have the ability to effect service of process within the United States on you or any other material person.

Use of Proceeds, page 40

7.   It appears that you intend to use a material part of the proceeds from this offering to repay indebtedness. Revise here to provide all of the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 43

8.   Please revise to start your dilution table with historical net tangible book value per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Cost of Sales and Gross Margin, page 53

9.   Explain what you mean by "favorable labor productivity."

Selling, general and administrative, page 54

10.   Please clarify whether the reference to your initial public offering refers to this offering or a prior offering.

Critical Accounting Policies and Estimates

Sales Recognition, Page 64

11.   We see that you defer revenue until customer acceptance for substantially new products. Please expand to clarify what you consider to be a substantially new product. Please also describe the customer acceptance provisions applicable to those product sales.

Goodwill, Intangible Assets and Long-Lived Assets, page 65

12.   Please revise to clarify whether the fair value of your reporting unit is substantially in excess of its carrying value. Otherwise, if your reporting unit is at risk of failing step one of the quantitative goodwill impairment test, please expand to provide the following disclosure: a) the percentage by which fair value exceeded carrying value as of the date of the most recent test; b) a description the valuation methods and key assumptions, including how key assumptions were determined; c) a discussion of the degree of uncertainty associated with the key assumptions; and, d) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Stock-based Compensation, page 66

13.   You disclose that you periodically obtain third party valuations to support the fair value of your ordinary shares. Please describe to us the extent of your reliance on third party experts in estimating the fair value of your ordinary shares for purposes of measuring stock-based compensation. Also, describe to us your consideration of the guidance from Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

14.   Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Expand Into Emerging Opportunities, page 77

15.   If you believe it is appropriate to disclose your negotiations to expand into the fuel cell industry, please also disclose whether this anticipated relationship would require you to develop or acquire new products or capabilities.

Systems Integration, page 79

16.   Please clarify what types of modules you integrate with the chamber reactor cart. Additionally, please disclose whether the modules you install and integrate are your products or are manufactured by other companies.

Refurbished Tools, page 79

17.   Please disclose the specific technological advancements suffering delays and why you believe these delays will increase the shelf life of prior equipment.

Underwriting, page 134

18.   We note your reference on page 136 to past relationships with the underwriters. Please provide more specific disclosure about those relationships.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

19.   We see that 21% of your 2014 revenues were derived from systems integration, which would appear to be a service. Please describe to us your consideration of the income statement presentation guidance from S-X Rule 5-03(b)(1) and (2). Under the cited guidance, revenues from services and related costs of those services should be separately stated on the face of the income statement when more than 10% of total revenues.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue recognition, page F-8

20.   We note that you sell complex equipment that is integrated into your customers manufacturing processes. Accordingly, please describe to us the nature and extent of customer acceptance and post-shipment obligations associated with your product sales. Tell us how these matters are considered in your revenue recognition practices. In that regard, we note disclosure on page 64 that for substantially new products revenue recognition is deferred pending client acceptance.

21.   Please revise to provide a revenue recognition accounting policy for systems integration revenue.

22.   We note that you sell equipment and provide services. Please tell us whether you have sales accounted for under guidance applicable to multiple-element arrangements. If so, explain how your accounting considers the guidance from FASB Topic 605-25.

Goodwill, page F-12

23.   Please revise to clarify your goodwill impairment testing policy for the following matters:
   •   Expand to describe the nature of the qualitative option from FASB ASC 350-20-35-3A through 35-3G.
   •   In the first paragraph of your policy disclosure, please clarify the statement that "the goodwill impairment test is a two-step test" to sufficiently distinguish the two-step quantitative method from the qualitative option.
   •   As it appears that you performed the first step of the quantitative impairment test in 2014, please clarify the last sentence of the second paragraph where you indicate that you concluded that performing the two-step test in 2014 was unnecessary.
   •   Disclose the date of your annual impairment testing.

Note 8. Income Taxes, page F-22

24.   With respect to the rate reconciliation table on page F-23, please quantify for us the principal components of the item "Impact of foreign operations." For instance, separately quantify the effect of lower statutory rates, tax holidays and any other significant component. Please revise the table to separately show any component of the item exceeding 5% of theoretical tax at the statutory rate. Refer to S-X Rule 4-08(h).

25.   Please clarify where the deferred tax liability for undistributed earnings of foreign subsidiaries is included in the table of deferred tax assets and liabilities.

Note 14. Net Income and Unaudited Pro Forma Net Income Per Share Attributable to Common Shareholders, page F-34

26.   Please clarify the factual basis for the assumption that your preferred shares will fully convert to common shares in conjunction with the offering.

Note 15. Segment Information, page F-36

27.   Please revise to provide revenues from external customers for each product and service as required by FASB ASC 280-10-50-40. We see that you provide similar disclosure on page 48 of MD&A.

You may contact Li Xiao at (202) 551-4391 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Russell Mancuso for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Robert M. Hayward, P.C.